SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9*
                Solicitation/Recommendation Statement Pursuant to
             Section 14(D)(4) of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 9

                           PROLER INTERNATIONAL CORP.
                            (Name of Subject Company)

                           PROLER INTERNATIONAL CORP.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                          (Including Associated Rights)
                         (Title of Class of Securities)

                                   743396-10-3
                      (CUSIP Number of Class of Securities)

                               BRUCE W. WILKINSON
                             CHIEF EXECUTIVE OFFICER
                           PROLER INTERNATIONAL CORP.
                                 4265 SAN FELIPE
                                    SUITE 900
                              HOUSTON, TEXAS 77027
                                 (713) 627-3737

           (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   COPIES TO:

                               GEOFFREY K. WALKER
                                KATHLEEN M. KOPP
                      MAYOR, DAY, CALDWELL & KEETON, L.L.P.
                                  700 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 225-7000
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*This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer for all outstanding shares of common stock of Proler International Corp. by a wholly-owned subsidiary of Schnitzer Steel Industries, Inc.
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        This Amendment No. 9 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by Proler International Corp., a Delaware corporation (the "Company"), on September 20, 1996, (as heretofore amended, the "Schedule 14D-9") and relates to the tender offer made by PIC Acquisition Corporation, a Delaware corporation wholly owned by Schnitzer Steel Industries, Inc., an Oregon corporation ("Schnitzer"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996, as heretofore amended, to purchase all of the outstanding shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), together with the associated stock rights (the "Rights") issued pursuant to a Rights Agreement dated as of February 28, 1996, as amended effective September 15, 1996, between the Company and KeyCorp Shareholder Services, Inc., at a purchase price of $7.50 per share of Common Stock and associated Right (each such share and associated Right, a "Share"), net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated September 20, 1996 and the related Letter of Transmittal. The purpose of this Amendment No. 9 is to amend Items 8 and 9 of the Schedule 14D-9, as set forth below. Terms defined in the Schedule 14D-9 are used in this Amendment No. 9 with the same meanings as provided in the Schedule 14D-9.

ITEM 8.        ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is amended to add the following to section
(d) thereof:

        On November 12, 1996, the Company announced that its Board of Directors had determined that a proposal by Hugo Neu Corporation ("HNC") to acquire the Company through a tender offer and merger at $8.25 in cash for each Company share was unacceptable due to financing and other conditions and uncertainties associated with the offer, and that as a result, HNC's offer did not constitute a "superior proposal" compared to the pending Merger Agreement between Proler and Schnitzer. Under the HNC proposal, HNC's obligation to purchase the Company's stock was contingent upon HNC's completion of more than $120 million of financings, involving a proposed refinancing of HNC's business as well as financing for the offer for the Company and the refinancing of the Company's debt. Third party proposals for this financing furnished to the Company by HNC were contingent upon due diligence and other conditions.

The Company's Board of Directors had been advised by J.C. Bradford and Chase Securities that, in view of, among other things, the conditions contained in the HNC proposal, the Company's financial advisors continued to believe that the pending Schnitzer offer was fair, from a financial point of view, to the stockholders of Proler. The Company also announced that its Board of Directors continued to recommend the Schnitzer transaction to its stockholders.

        A copy of the Company's press release announcing its Board of Directors' determinations regarding the HNC offer is attached hereto as Exhibit 21 and is incorporated herein by reference.

ITEM 9.        MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                 DOCUMENT
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Exhibit 21     -      Press Release issued by Proler International Corp. dated
                      November 12, 1996.

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           PROLER INTERNATIONAL CORP.

                                           By:  BRUCE W. WILKINSON

                                           /s/ BRUCE W. WILKINSON
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated:  November 12, 1996

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